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REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	February 1, 2019

Confidential

Ms. Jan Woo

Mr. Jeffrey N. Kauten

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	So-Young International Inc. (CIK No. 0001758530)
Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Ms. Woo and Mr. Kauten,

On behalf of our client, So-Young International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0005 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

February 1, 2019

Initial Confidential Submission

The Company made the initial confidential submission of its draft registration statement on Form F-1 to the Commission on December 26, 2018. In light of the recent U.S. federal government shutdown and in the interest of the Company’s IPO timetable, the Company is hereby confidentially submitting the Revised Draft Registration Statement mainly to add the Company’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2018 and comparable financial information for the same period in 2017, as well as other information and data to reflect recent developments. The Company respectfully asks the Commission to review and provide its initial round of comments directly on the Revised Draft Registration Statement, instead of on the draft registration statement submitted on December 26, 2018.

Financial Information

The Company has included in this submission (i) its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017, and (ii) its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2018 and comparable financial information for the same period in 2017. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Regulation S-X at the date of the amendment. Furthermore, the Company believes that at the time that the Company publicly files its registration statement on Form F-1, which is expected to take place on or prior to June 30, 2019, such publicly filed registration statement on Form F-1 would include audited consolidated financial statements as of December 31, 2016, 2017 and 2018, and for each of the three years ended December 31, 2016, 2017 and 2018.

Reference is made to the letter (the “Letter”) from the Office of the Chief Accountant (the “OCA”) of the Division of Corporation Finance of the Commission dated December 20, 2018 on the Company’s request sent to the OCA on December 4, 2018 for a waiver from Rule 3-09 of Regulation S-X (“Rule 3-09”) relating to the separate consolidated financial statements of So-Young Medical Cosmetology (Beijing) Management Consulting Co., Ltd. (“Medical Cosmetology”). Pursuant to the waiver granted by the OCA in the Letter, the Company has omitted the separate consolidated financial statements of Medical Cosmetology that are otherwise required by Rule 3-09.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

February 1, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charline Ni, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533 2820 or via e-mail at charline.j.ni@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Xing Jin, Chief Executive Officer, So-Young International Inc.

Min Yu, Chief Financial Officer, So-Young International Inc.

Charline Ni, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP